Via Facsimile and U.S. Mail
Mail Stop 6010


March 14, 2006


Mr. David R. White
Chairman and CEO
Iasis Healthcare LLC
Dover Centre
117 Seaboard Lane, Building E
Franklin, TN  37067

Re:	Iasis Healthcare LLC
		Form 10-K for Fiscal Year Ended September 30, 2005
		Filed December 23, 2005
		Form 10-Q for the Quarter Ended December 31, 2005
	File No.  333-117362

Dear Mr. White:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2005

Management`s Discussion and Analysis, page 36
Critical Accounting Policies and Estimates, page 42
Allowance for Contractual Discounts and Settlement Estimates, page
43
1. We believe that your disclosure related to your allowance for contractual discounts `on patient revenue could be improved. Please provide, in disclosure type format, the following information:

a) If your billing system generates contractual discounts based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b) Your policy for collecting co-payments.
c) The nature and amount of the contractual discount accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at the accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
d) The factors that you consider in estimating the contractual discount`.
`e) For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example for 2005, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2004 and the amount of the new estimate or settlement amount that was recorded during 2005.
2. With regards to your discussion of results of operations for the period to period revenue comparisons, provide us, in disclosure type format, the amount of and reason for fluctuations for your allowance for contractual discounts on patient revenue including the effect that changes in your estimates of these items had on your revenues and operations.

Insurance Reserves and Medical Claims payable, page 43
3. Please provide us, in disclosure type format, the change in your estimated accruals for insurance reserves and medical claims payable for each period presented. If changes were not material to net income, please so state and tell us your basis for determining materiality.

`Note 1. Organization and Basis of Presentation, page 67
4. Please provide us, in disclosure type format, what you mean by "substantial ownership interest and exercise significant influence" with regards to your accounting for investments in entities that the
Company does not control.

(c) Other Assets, page 70
5. Please tell us your accounting basis for capitalizing costs to recruit physicians.

Medical Claims Payable, page 70
6. Please provide us, in disclosure type format, a SOP 94-5 roll forward `of this payable for each period presented.

Related Party Transactions, page 72
7. Please provide us, in disclosure type format, the terms and conditions of the management agreement among the company, TPG and certain other persons that cause the monitoring fee.

Note 16. Allowance for Doubtful Accounts, page 89
8. Please provide us, in disclosure type format, what caused the significant provision for bad debts for the year ended September 30,
2005.
*    *    *    *
      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant



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David R. White
Iasis Healthcare LLC
March 14, 2006
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